Sub-Item  99

Name  Changes  for  Series  under  Registrant:
On December 10, 2002, the Directors approved the following name changes for Defensive Series, Blended Asset Series I, Blended Asset Series II and Maximum Horizon Series: Pro-Blend Conservative Term Series, Pro-Blend Moderate Term
Series, Pro-Blend Extended Term Series and Pro-Blend Maximum Term Series, respectively. The name changes were filed with the Securities and Exchange Commission on December 13, 2002, to become effective December 17, 2002.

Closing of Class C of PureMark R Series:
On May 9, 2002 the Directors approved the closing of Class C of PureMark R Series. Effective July 15, 2002 Class C shares ceased operations and all shares were exchanged for Class A shares.